EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Unaudited

(Dollars in millions)
	9 MONTHS
	ENDED	TWELVE MONTHS ENDED
	SEPTEMBER 30,	DECEMBER 31,

	2003	2002	2001	2000	1999	1998
EARNINGS		As Restated	As Restated	As Restated	As Restated	As Restated

Income (loss) from continuing operations before income taxes	$(290.3)	$7.4	$(309.1)	$60.0	$271.0	$891.6
Add:
Amortization of previously capitalized interest	8.2	10.1	9.8	9.7	11.0	10.7
Minority interest in net income of consolidated subsidiaries with fixed charges	29.9	59.4	28.0	44.0	42.6	32.1
Proportionate share of fixed charges of investees accounted for by the equity method	5.1	4.7	4.1	5.8	5.5	4.8
Proportionate share of net loss of investees accounted for by the equity method	9.7	14.3	44.6	28.4	0.3	-

Total additions	52.9	88.5	86.5	87.9	59.4	47.6
Deduct:
Capitalized interest	6.6	7.5	1.3	13.5	16.5	5.9
Minority interest in net loss of consolidated subsidiaries	0.9	5.2	19.5	8.3	4.2	2.9
Undistributed proportionate share of net income of investees accounted for by the equity method	1.9	1.3	0.2	2.9	1.8	-

Total deductions	9.4	14.0	21.0	24.7	22.5	8.8
TOTAL EARNINGS	$(246.8)	$81.9	$(243.6)	$123.2	$307.9	$930.4

FIXED CHARGES
Interest expense	$220.1	$241.3	$297.5	$281.2	$174.7	$148.5
Capitalized interest	6.6	7.5	1.3	13.5	16.5	5.9
Amortization of debt discount, premium or expense	28.9	8.8	6.0	1.5	0.7	1.2
Interest portion of rental expense	56.6	75.3	73.6	73.5	62.1	57.7
Proportionate share of fixed charges of investees accounted for by the equity method	5.1	4.7	4.1	5.8	5.5	4.8

TOTAL FIXED CHARGES	$317.3	$337.6	$382.5	$375.5	$259.5	$218.1

TOTAL EARNINGS BEFORE FIXED CHARGES	$70.5	$419.5	$138.9	$498.7	$567.4	$1,148.5

RATIO OF EARNINGS TO FIXED CHARGES	*	1.24	**	1.33	2.19	5.27

*Earnings for the nine months ended September 30, 2003 were inadequate to cover fixed charges. The coverage deficiency was $246.8 million.

**Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $243.6 million.